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                                  Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November, 2006

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    X    Form 40-F
                                  -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X
                                 -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Monthly reporting of newly created equity securities from conditional capital to the SWX Swiss Exchange

In accordance with the reporting requirements pursuant to the Listing Rules (Art. 64 - 75) we have disclosed following information to the SWX Swiss
Exchange:

--------------------------------------------------------------------------------


The current capital structure of Converium Holding AG is as follows:

Title category: Registered shares
Security number: 1'299'771

--------------------------------------------------------------------------------
Issued equity capital                            Number of shares    CHF
--------------------------------------------------------------------------------
Status as of the end of October 2006:            146'689'462         733'447'310
--------------------------------------------------------------------------------
Status as at the end of the previous month:      146'689'462         733'447'310
--------------------------------------------------------------------------------
Conditional capital                              Number of shares    CHF
--------------------------------------------------------------------------------
Number of exercised securities*                  0                   0
--------------------------------------------------------------------------------
Amount of remaining conditional capital*         4'000'000           20'000'000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

This report is also made if no equity securities have been created from conditional capital in the month in question.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG



                                        By:  /s/ Inga Beale
                                             Name:   Inga Beale
                                             Title:  CEO




                                        By:  /s/ Christian Felderer
                                             Name:   Christian Felderer
                                             Title:  General Legal Counsel



Date: November 7, 2006